UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 201549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

May 7, 2020

(Date of Report)

BridgeWell Preferred Income LP

(Exact name of issuer as specified in its charter)

Florida (State or other jurisdiction of incorporation or organization)	26-2601508 (I.R.S. Employer Identification No.)

2400 E. Colonial Dr., Ste. 200

Orlando, FL 32803

(full mailing address of principal executive offices)

(407) 447-5000

(Issuer’s telephone number, including area code)

Limited Partnership Interests

General Partnership Interests

(Title of each class of securities issued pursuant to Regulation A)

Item 4 (b)	Changes in Issuer’s Certifying Accountant

On May 5, 2020, BridgeWell Preferred Income LP’s (“Company”) General Partner, Preferred Income Manager LLC (“PIM”), engaged Acquavella, Chiarelli, Shuster, LLP (“ACS”) to re-audit the 2018 financial statement as the Company’s independent accountant. The accounting firm that issued the 2018 audit for the Company was Spiegel Accountancy Corp. (“Spiegel”).

On May 1, 2020, the Company consulted with ACS regarding the 2018 audit performed by Spiegel. The Company expressed to ACS that Spiegel self-reported to the SEC that they had provided assistance in drafting the financial statement and also issued the auditor’s report for the Company, which is in non-compliance with Article 2 of Regulation S-X(4)(i)(B); “Preparing the audit client’s financial statements that are filed with the Commission.” ACS advised that the Company should re-audit the 2018 financials and that ACS had the skill, experience, and capacity to perform the re-audit. The former accountant, Spiegel, was also consulted on this matter and expressed that the audit for 2018 financial statement should be re-audited by an independent accountant.

The audit for 2019 which was underway by Spiegel, cannot be completed until the 2018 financial statement has been re-audited by ACS.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

General Partner Bridgewell Preferred Income LP

/s/ John Parrett

John Parrett, Manager of Preferred Income Manager LLC

General Partner

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